Exhibit 99.1

Continued Exploration Drilling Success at Wassa

Toronto, ON – July 30, 2014 – Golden Star today provides an update on exploration activities at its Wassa gold mine in Ghana.

Drilling widths in this press release are estimated true widths in meters (“m”) and grades are grams of gold per tonne (“g/t Au”).

•	12 holes drilled over 6,615 meters.

•	Step out drilling continues to delineate wide zones of high grade gold mineralization, last drill fence intersected:

•	BSDD315M	- 60.2 m grading 3.4 g/t from 490.1m

•	BSDD315M	- 70.5 m grading 5.9 g/t from 742.4 m

•	BSDD315M	- 16.9 m grading 4.4 g/t from 823.0 m

•	BSDD315M	- 9.4 m grading 4.3 g/t from 855.7 m

•	Infill and directional drilling continues to confirm high grade zones between existing drill holes

•	BSDD290BD1	- 45.4 m grading	8.3 g/t

•	BSDD318	- 15.8 m grading	32.9 g/t

•	BSDD322	- 51.3 m grading	7.2 g/t

•	All drill results will be included in the Mineral Resource update due this quarter along with the Wassa Underground PEA

•	Confirmation and infill drilling ongoing with results to be included in a Feasibility Study pending completion of a positive PEA

Sam Coetzer, President and CEO of Golden Star commented:

“Drilling results received this quarter continue to demonstrate the robust nature of the high grade target at Wassa. The combination of the infill drilling proving up the wider zones of high grade beneath the current Wassa open pit and the success of the step out drilling, which remains open to the south, has shown that this deposit has significant untapped potential. These drilling results will be used to update the PEA which the company has already initiated and will be released to the market this quarter.”

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The Wassa gold mine is in the Western Region of Ghana. It has a carbon-in-leach processing plant with a rated capacity of 2.7 million tonnes per annum. Mining is at one large operating pit, the Wassa Main pit, which is within 500m of the plant.

Drilling below the Wassa Main pit has been ongoing since late 2011. This drilling has been successful in increasing the Wassa life of mine from two years to approximately eleven years.

The current drilling program at Wassa is focused on two goals – approximately 20,000 m of infill drilling of the current resource to further define grades and continuity and step out drilling on 200 meter drill fences to the south to determine the extension of the high grade mineralization below the current Wassa Main pit design.

As at the end of the second quarter 2014, the first phase of infill drilling over 15,400 m has been completed.

Step out Drilling

The step out drill fences have been successful in proving down plunge continuity of the high grade mineralized shoot. The high grade gold mineralization has been delineated over a total strike extent of approximately 1,000 meters extending from beneath the current pits to the last step out drill fence on 19100 to the south where it remains open down plunge. The Company is currently focusing on the completion of the Wassa underground PEA and upon the positive outcome of this study will look at resuming the step out drilling programs.

Step out holes were drilled and assay results received this quarter. Hole BSDD315M which is drilled on section 19100 north intersected several wide zones of significant mineralization including 70 meters grading 5.9 g/t. This wide zone of mineralization was intersected at depth from 742.4 meters and could be a second parallel high grade zone. The possibility that this is a second high grade zone creates additional drilling targets both up and down plunge where deep drilling has not yet been conducted.

Directional drilling on cross section 19500 north was conducted to delineate a 19 meter zone of mineralization which graded 6.9 g/t in BSDD290B. The directional hole BSDD290BD1 targeted the extension of the high grade zone approximately 25 meters up dip. The hole was successful and intersected a wider higher grade zone approximately 30 meters up dip with an estimated true width of 45.4 meters grading 8.3 g/t. The wider zone of higher grade is thought to be associated with the hinge zone of earlier folds, essentially doubling up the thickness of the limbs.

Infill Drilling

The infill drilling results along the strike of the underground target beneath the current Wassa Main pit have demonstrated the continuity of this zone along the plunge of the high grade mineralization. The higher drilling density in the area beneath the current pits has given the company confidence in the continuity of the wider higher grade zones, which in turn adds confidence to the step out drill holes drilled down plunge 400 meters to the south.

The infill drilling programs beneath the current open pit at Wassa continued to return significant widths and grades along the entire strike of the underground target. At the northern end of the zone, BSDD324 was drilled 40 meters down dip of a 32.4 meter zone that graded 3.5 g/t. BSDD324 intersected a 28 meter width that graded 6.9 g/t. Three hundred and twenty five meters south of this, hole BSDD322 intersected 51.3 meters grading 7.2 g/t. This hole was drilled 40 meters up dip of BSDD298A which intersected 58.6 meters grading 4.0 g/t. Another 50 meters to the south BSDD318 intersected 15.8 meters that returned a grade of 32.9 g/t gold. This hole was drilled 50 meters up dip of the 52.9 meter zone drilled in BSDD256 which intersected 4.3g/t. Collectively these intersections demonstrate good continuity of grade and width of mineralization.

Significant results from both infill and step out drilling from the second quarter of this year are summarized in the table below.

Significant Drill Intersections

Hole ID	E (m)	N (m)	Elev (m)	Azm (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	~ True Width (m)	Gold Grade g/t
BSDD290BD1	39928	19521	736	71.7	-74.4	158.2	208.1	49.9	45.4	8.3
BSDD290BD1	39928	19521	736	71.7	-74.4	230.1	245.3	15.2	13.8	4.3

BSDD312	39692	19874	1044	90.0	-65.0	394.3	426.9	32.6	31.5	1.5
BSDD312	39692	19874	1044	90.0	-65.0	480.7	492.1	11.4	11.0	3.9

BSDD315D1	40018	19100	760	90.0	-76.0	28.1	31.1	3.0	1.5	15.6

BSDD315M	39922	19100	1028	90.7	-71.2	490.1	554.6	64.5	60.2	3.4
BSDD315M	39922	19100	1028	90.7	-71.2	742.4	818.0	75.6	70.5	5.9
BSDD315M	39922	19100	1028	90.7	-71.2	823.0	841.1	18.1	16.9	4.4
BSDD315M	39922	19100	1028	90.7	-71.2	855.7	865.8	10.1	9.4	4.3

BSDD316	39730	19825	1040	90.0	-65.0	422.2	436.2	14.0	13.5	3.0

BSDD317	39762	19751	1037	90.0	-65.0	400.8	416.8	16.0	15.5	2.8

BSDD318	39868	19625	1025	90.0	-72.0	416.2	424.2	8.0	7.4	14.9
BSDD318	39868	19625	1025	90.0	-72.0	430.2	447.2	17.0	15.8	32.9
BSDD318	39868	19625	1025	90.0	-72.0	456.2	468.0	11.8	10.9	5.3
BSDD318	39868	19625	1025	90.0	-72.0	481.0	497.0	16.0	14.8	3.1
BSDD318	39868	19625	1025	90.0	-72.0	503.0	516.0	13.0	12.1	5.2

BSDD319D1	39916	19497	703	90.0	-85.0	191.8	216.0	24.2	8.3	4.0
BSDD319D1	39916	19497	703	90.0	-85.0	246.9	283.0	36.1	29.6	1.7
BSDD319D1	39916	19497	703	90.0	-85.0	297.9	318.9	21.0	17.2	3.5

BSDD319M	39832	19497	1035	90.0	-74.5	306.6	317.8	11.2	10.2	4.4
BSDD319M	39832	19497	1035	90.0	-74.5	546.2	579.9	33.7	30.7	2.4

BSDD320	39776	19850	1031	90.0	-66.0	341.8	363.8	22.0	21.1	4.5

BSDD321	39848	19650	1030	90.0	-65.0	418.0	431.0	13.0	12.6	4.7
BSDD321	39848	19650	1030	90.0	-65.0	435.0	470.1	35.1	33.9	4.4

BSDD322	39829	19700	1035	90.0	-61.5	426.2	433.5	7.3	7.2	6.8
BSDD322	39829	19700	1035	90.0	-61.5	454.9	507.3	52.4	51.3	7.2

BSDD324	39754	20025	1019	90.0	-57.8	325.5	347.4	21.9	21.7	3.4
BSDD324	39754	20025	1019	90.0	-57.8	380.0	408.4	28.4	28.1	6.9

BSDD326	39755	19975	1021	90.0	-51.7	88.0	104.5	16.5	13.2	3.9

BSDD327B	39845	19575	1031	90.0	-67.8	530.4	546.4	16.0	15.2	4.8

The drilling program at Wassa has continued into the third quarter and is focused on confirmation and infill drilling. Pending a positive outcome of the Preliminary Economic Assessment (“PEA”) of an underground mine at Wassa, a feasibility study will be undertaken. These results have been incorporated into a resource model update for this study.

Full drill results, plans, and sections from the drilling program are available at www.gsr.com/Operations/Wassa/wassa-main/default.aspx.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Such statements include: the viability of expansion at Wassa and the ability to grow the life of mine; the impact of drill results on grades in the Company’s upcoming resources model; the Company’s expectations regarding its exploration and drilling activities during the remainder of 2013 and the timing thereof; expectations regarding the interpretation of drilling results; the consideration of underground mining at Wassa; the Company’s ability to grow the life of mine at Wassa; and the timing for completing a National Instrument 43-101 report. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties. Factors that could cause actual results to differ materially include timing of and unexpected events during exploration; variations in ore grade; variations in relative amounts of refractory, non-refractory and transition ores; technical or permitting issues; fluctuations in gold price and costs; availability of capital and/or external financing on acceptable terms; changes in U.S. and Canadian securities markets; and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these risks and other factors in the Company’s Form 10-K for 2012 and other filings of the Company with the United States Securities and Exchange Commission and the applicable Canadian securities regulatory authorities. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101. Mr. Wasel is Vice President of Exploration for Golden Star and an active member and Registered Chartered Professional of the Australasian Institute of Mining and Metallurgy.

The results for Wassa quoted herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at SGS Laboratories in Tarkwa using 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Keytone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit is 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (QA-QC). At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual “standards” results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

Additional information on earlier drilling results and Mineral Reserve and Mineral Resource estimates at Wassa are available in the Company’s National Instrument 43-101 compliant Technical Report titled “NI 43-101 Technical Report on Mineral Resources and Mineral Reserves Golden Star Resources Ltd, Wassa Gold Mine, Ghana, Effective Date 31st December 2012”.

Cautionary note to U.S. investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) the Canadian Institute of Mining, Metallurgy and Petroleum. These definitions differ from the definitions of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release and the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. The Company also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.4 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold and in 2014 the Company expects to produce

260,000 – 280,000 ounces. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.

For further information regarding Golden Star’s Mineral Reserves and Mineral Resources, see Golden Star’s Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com. For further information on the Company, please visit www.gsr.com or contact:

Angela Parr, Vice President Investor Relations

+1 416-583-3800

investor@gsr.com

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